Gravity Co. Ltd.

15F, 396, World Cup buk-ro, Mapo-gu

Seoul 121-270

Republic of Korea

February 1, 2016

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Gravity Co. Ltd. (the “Company”) Form 20–F for the Fiscal Year ended December 31, 2014 File No. 0–51138

Dear Ms. Blye:

This letter sets forth the Company’s response to the comments contained in the letter dated December 31, 2015 from the staff of the Securities and Exchange Commission regarding our Form 20-F for fiscal year ended December 31, 2014. For ease of reference, we have repeated your comments prior to our responses.

General

Comment No. 1

You disclosed in your 2011 Form 20-F that you offered Ragnarok Online in countries including Syria and Sudan, under a license agreement which expired in December 2012. Currently, your CIS/Russia website provides a map for Gravity Worldwide which, under Online Games, indicates operations relating to Syria. Syria and Sudan are designated by the U.S. Department of States as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, weather through subsidiaries, affiliates, distributors or other direct or indirect arrangements. For instance, you disclose on page F-10 of your current 20-F that LG Electronics is a significant customer. LG Electronics’ website provides contact information for Syria and Sudan. You should describe any products, components, technology or services you have provided into Syria or Sudan, directly or indirectly, and any arrangements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response to Comment No. 1

Past Contact or arrangements with Syria and Sudan

Gravity has not had any contact or direct arrangement with Syria and Sudan in the past. However, there were two of license and distribution agreements with local licensees which included Syria and Sudan as game service territories which may be seen as indirect arrangements. The details of the indirect arrangements are explained below.

We entered into a license agreement with Sento Enterprises Limited on May 2, 2005, which granted Sento Enterprises Limited a right to service Ragnarok Online in 14 countries, including Syria (but not Sudan). On November 4th, 2005, such license agreement was amended to exclude Syria from the service territories and it was before Sento Enterprises initiated its game service of Ragnarok Online in Syria.

Additionally, as mentioned in the comment letter, we entered into a license and distribution agreement with Tahadi Games Ltd, on June 20th, 2011. Tahadi Game Ltd. was allowed to service Ragnarok Online in 20 countries, including Syria and Sudan. Such agreement was terminated on December 14th, 2012.

Since December 2012, Gravity has not been engaged in any contacts or arrangements with either Syria or Sudan.

Current Contact or arrangements with Syria and Sudan

Gravity or its subsidiaries, affiliates, distributors are not engaged in any contact or arrangements with either Syria or Sudan.

Anticipated Contacts:

Gravity is not anticipating any contact with either Syria or Sudan in the future.

Gravity CIS/Russia website

Gravity CIS/Russia website (http://gravity-cis.ru/), had a map that showed Syria as a service territory, However, Gravity’s games are not offered in Syria. Although Gravity CIS had been our distributor from October 2006 to June 2010, we had not allowed Gravity CIS to service our game(s) in Syria by any of agreements or arrangements. Also, we have not entered into any kind of license agreement with Gravity RUS, either. Moreover, Gravity RUS/CIS ceased to be our subsidiaries in August 2012.

However, the Gravity CIS/Russia website had been containing false information which indicated Syria as one of the service areas of Gravity’s games. The Company requested Ingamba LLC, who currently owns the domain of Gravity CIS/RUS website to shut down the website as soon as possible. As a result, CIS/Russia website has been closed.

LG Electronics’ website

LG Electronics is one of the major customers of our subsidiary, NeoCyon, Inc.(“NeoCyon”). NeoCyon is providing web site/mobile application development and operation service to LG Electronics. We noted that LG Electronics’ English website (http://www.lg.com) is providing contact information for Sudan and Syria for customer service purpose.

However, NeoCyon’s service provided to LG Electronics has been limited to building and operating websites or mobile applications for local marketing activities of LG Electronics in Korea. NeoCyon has not been engaged in any kind of service with the above mentioned website. Also, LG Electronics is not our subsidiary, affiliate or distributor.

Comment No. 2

Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response to Comment No. 2

Materiality in terms of quantitative factors

The Company doesn’t believe that any contacts described above constitute a material investment risk for its security holders. The Company has no material revenues, assets and liabilities related to contacts with either Syria or Sudan for the last three fiscal years and the subsequent interim period. Details are below.

Period	Related Revenue*			% of related revenue	Total Revenue of Gravity
Year 2012	$US	93,086	**	0.0017%	$US	53,343,000
Year 2013	$	US 0		0%	$US	45,188,000
Year 2014	$	US 0		0%	$US	36,566,000
3Q 2015	$	US 0		0%	$US	23,637,000

*	There are no related assets or liabilities for the last three fiscal years and the subsequent interim period.
**	The amount is royalty revenue from Tahadi Games Ltd.

In 2012, Tahadi Games Ltd. distributed Ranarok Online, one of our Online Games, to 20 Middle East and African countries, including Sudan and Syria. Total $US 93,038 of royalty revenue was received from Tahadi Games in 2012. The Company was not able to extract royalty revenues received based on Tahadi Games’ sales in Sudan and Syria only. However, it is reasonable to say that any revenue related with Sudan and Syria was immaterial because even if we assume that all of $US 93,086 of royalty income was received based on Tahadi Games Ltd.’s sales in Sudan and Syria, it accounts for only 0.0017% of the total revenue of Gravity in the year 2012.

To conclude, considering the quantitative immateriality of the related revenue, those contacts described above would not constitute a material investment risk for the Company’s security holders.

Materiality in terms of qualitative factors

The Company does not believe there are any qualitative factors that would materially impact investor sentiment or would cause material risk for its security holders.

The Company doesn’t have any contact with either Syria or Sudan, except for previous indirect game service through local licensees, as mentioned above, which generated insignificant revenues and discontinued in 2012. Also, Sudan or Syria has never been a strategically important market in the Company’s global game business. In addition, Gravity’s business plan does not include any future contact with Syria or Sudan.

* * * * * * * * *

The Company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions or comments regarding the responses set forth herein or require any additional information, please contact the undersigned at (82)-2-2132-7800. Thank you in advance for your consideration.

Sincerely,

/s/ Heung Gon Kim
Heung Gon Kim
Chief Financial Officer